UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

INVENTURE FOODS, INC.

(Name of Subject Company (issuer))

HERON SUB, INC.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

UTZ QUALITY FOODS, LLC

(Name of filing Persons (Parent of Offeror))

Common Stock, $.01 Par Value

(Title of Class of Securities)

461212102

(CUSIP Number of Class of Securities)

Heron Sub, Inc.

Utz Quality Foods, LLC

900 High Street

Hanover, PA 17331

Attention: Dylan Lissette

(717) 637-6644

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Larry P. Laubach

Richard J. Busis

Cozen O’Connor

One Liberty Place, 1650 Market Street, Suite 2800

Philadelphia, PA 19103

(215) 665-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$82,091,562.50	$10,220.40
*	Estimated solely for purposes of calculating the amount of filing fee. The calculation of the transaction value is determined by adding the sum of (i) 19,827,000 shares of common stock, $.01 par value, of Inventure Foods, Inc. (“Inventure Foods”), multiplied by the offer price of $4.00 per share, (ii) the net offer price for 224,550 shares issuable pursuant to outstanding options with an exercise price less than $4.00 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to the offer price of $4.00 per share minus the weighted average exercise price per share of $2.25), (iii) 183,021 shares subject to issuance upon settlement of outstanding performance share units multiplied by the offer price of $4.00 per share, and (iv) 414,629 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $4.00 per share. The calculation of the filing fee is based on information provided by Inventure Foods as of October 25, 2017.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #1 for fiscal year 2018, issued by the Securities and Exchange Commission on August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Heron Sub, Inc., a Delaware corporation (“Purchaser”), and Utz Quality Foods, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of common stock, $.01 par value per share (the “Shares”), of Inventure Foods, Inc., a Delaware corporation (“Inventure Foods”), at a price of $4.00 per Share, net to the seller in cash, without interest but subject to any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and which, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly-owned subsidiary of Parent. This Schedule TO is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

A copy of the Agreement and Plan of Merger, dated as of October 25, 2017, by and among Inventure Foods, Parent and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 9 and Item 11 of this Schedule TO. All of the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet

The information set forth in the Offer to Purchase under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The subject company and the issuer of the securities to which this Schedule TO relates is Inventure Foods, Inc. (“Inventure Foods”). Its principal executive offices are located at 5415 East High Street, Suite 350, Phoenix, Arizona 85054, and its telephone number is (623) 932-6200.

(b) This Schedule TO relates to Purchaser’s offer to purchase all outstanding shares of common stock, $.01 par value, of Inventure Foods (each a “Share”). According to Inventure Foods, as of October 25, 2017, there were (i) 19,827,000 Shares issued and outstanding and (ii) 224,550 Shares issuable upon exercise of outstanding stock options granted under Inventure Foods’ stock plans with exercise prices below $4.00 per share.

(c) The information set forth in “THE OFFER – Section 6 – Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a), (b) and (c) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET”; “THE OFFER – Section 9 – Certain Information Concerning Purchaser, Parent and Controlling Persons”; and “SCHEDULE I – Directors and Executive Officers of Parent, Purchaser and UQF.”

Item 4.	Terms of the Transaction

(a)(1) The information set forth in the Offer to Purchase is incorporated herein by reference. The disclosure required by Item 1004(a)(1)(ix)-(xi) of Regulation M-A is not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a), (b) The information set forth in the Offer to Purchase under the following captions of the Offer to Purchase is incorporated herein by reference: “SUMMARY TERM SHEET”; “THE OFFER – Section 9 – Certain Information Concerning Purchaser, Parent and Controlling Persons”; “THE OFFER – Section 11 – Background of the Offer; Contacts with Inventure Foods”; “THE OFFER – Section 12 – Purpose of the Offer; Plans for Inventure Foods; Stockholder Approval; Appraisal Rights”; and “THE OFFER – Section 13 – The Transaction Documents.”

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET” and “THE OFFER – Section 12 – Purpose of the Offer; Plans for Inventure Foods; Stockholder Approval; Appraisal Rights.”

(c) (1)-(7) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET”; “THE OFFER – Section 7 – Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations”; “THE OFFER – Section 10 – Source and Amount of Funds”; “THE OFFER – Section 11 – Background of the Offer; Contacts with Inventure Foods”; “THE OFFER – Section 12 – Purpose of the Offer; Plans for Inventure Foods; Stockholder Approval; Appraisal Rights”; “THE OFFER – Section 13 – The Transaction Documents”; and “THE OFFER – Section 14 – Dividends and Distributions.”

Item 7.	Source and Amount of Funds or Other Consideration

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET”; “THE OFFER – Section 10 – Source and Amount of Funds”; and “THE OFFER – Section 13 – The Transaction Documents.”

The Offer is not subject to a financing condition.

Item 8.	Interest in Securities of the Subject Company

The information set forth in the Offer to Purchase under the caption “THE OFFER – Section 9 – Certain Information Concerning Purchaser, Parent and Controlling Persons” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET”; “THE OFFER – Section 3 – Procedures for Tendering Shares”; and “THE OFFER – Section 17 – Fees and Expenses.”

Item 10.	Financial Statements

Not applicable.

Item 11.	Additional Information

(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET”; “THE OFFER – Section 7 – Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations”; “THE OFFER – Section 11 – Background of the Offer; Contacts with Inventure Foods”; “THE OFFER – Section 12 – Purpose of the Offer; Plans for Inventure Foods; Stockholder Approval; Appraisal Rights”; “THE OFFER – Section 13 – The Transaction Documents”; and “THE OFFER – Section 16 – Certain Legal Matters; Regulatory Approvals.”

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not already incorporated herein by reference, is incorporated herein by reference.

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Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated November 15, 2017.

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in The New York Times on November 15, 2017.

(a)(5)	Press Release dated October 26, 2017 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed with the Securities and Exchange Commission by Parent on October 26, 2017).

(b)(1)*	Term Loan Commitment Letter dated October 25, 2017 among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Utz Quality Foods, LLC.

(d)(1)	Agreement and Plan of Merger dated as of October 25, 2017 among Utz Quality Foods, LLC, Heron Sub, Inc. and Inventure Foods, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Inventure Foods, Inc. filed with the Securities and Exchange Commission on October 26, 2017).

(d)(2)*	Mutual Nondisclosure Agreement dated as of September 26, 2016 between Utz Quality Foods, LLC and Inventure Foods, Inc.

(d)(3)*	Exclusivity Agreement, dated as of August 25, 2017, by and between Utz Quality Foods, LLC and Inventure Foods, Inc.

(d)(4)*	Amendment to Exclusivity Agreement, dated as of October 17, 2017, by and between Utz Quality Foods, LLC and Inventure Foods, Inc.

(d)(5)*	Amendment to Exclusivity Agreement, dated as of October 19, 2017, by and between Utz Quality Foods, LLC and Inventure Foods, Inc.

(g)	None.

(h)	None.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3

Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2017

HERON SUB, INC.

By:	/s/ Dylan Lissette
Name: Dylan Lissette
Title: Chief Executive Officer

UTZ QUALITY FOODS, LLC

By:	/s/ Dylan Lissette
Name: Dylan Lissette
Title: Chief Executive Officer

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